Item 77D

SCUDDER MUNICIPAL INCOME TRUST

Scudder Municipal Income Trust changed its name-related investment policy. Prior to July 31, 2002, the Fund's policy stated that the Fund pursues its goal by investing in a diversified portfolio of investment grade tax-exempt municipal securities. The Fund will invest substantially all of its net assets in tax-exempt municipal securities rated at the time of purchase within the four highest grades (Baa or BBB or better) by Moody's Investors Services, Inc. (Moody's) or Standard & Poor's Corporation ("S&P"), or unrated municipal securities which, in the opinion of KFS have credit characteristics equivalent to, and will be of comparable quality to, municipal securities rated within the four highest grades by Moody's or S&P. The strategy was revised as follows:
Under normal circumstances, the Fund will seek to achieve its objective by investing at least 80% of net assets , plus the amount of any borrowings for investment purposes, in municipal securities. The Fund will invest substantially all of its net assets in tax-exempt municipal securities rated at the time of purchase within the four highest grades (Baa or BBB or better) by Moody's Investors Services, Inc. (Moody's) or Standard & Poor's Corporation ("S&P"), or unrated municipal securities which, in the opinion of KFS have credit characteristics equivalent to, and will be of comparable quality to, municipal securities rated within the four highest grades by Moody's or S&P.